Dreyfus Money Market Instruments, Inc.

SEMIANNUAL REPORT June 30, 2007




Dreyfus
A BNY Mellon Company℠

Contents

THE FUND

FOR MORE INFORMATION

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Money Market Instruments, Inc., covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and help to support yields of money market instruments near current levels. As always, your financial advisor can help you position your investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Fund and Market Performance Overview

Yields of money market instruments remained in a relatively narrow trading range as the Federal Reserve Board (the "Fed") held monetary policy steady throughout the reporting period.

For the six-month period ended June 30, 2007, Dreyfus Money Market Instruments produced annualized yields of 4.80% for its Money Market Series and 4.66% for its Government Securities Series. Taking into account the effects of compounding, the fund also produced annualized effective yields of 4.91% and 4.76% for its Money Market Series and Government Securities Series, respectively.[1]

The Fund's Investment Approach

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal:

The fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities including securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by foreign governments or any of their political subdivisions or agencies. Normally the Money Market Series invests at least 25% of its total assets in domestic or dollar-denominated foreign bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements with respect to these securities.

Slower Growth and Persistent Inflation Keep the Fed on the Sidelines

2007 began in an environment of softening housing markets, declining energy prices and stable short-term interest rates. Inflation had driven consumer prices higher at a 2.5% rate in 2006, the lowest annual increase since 2003. The combination of moderate economic growth and subdued inflation led some investors to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25%.

Despite heightened volatility in equity markets and turmoil in the sub-prime mortgage sector in late February, the unemployment rate dipped to 4.5%. This development seemed to ease fears that the long U.S. economic expansion might be ending, as it would be unusual to see pronounced weakness among consumers while the labor market remained robust.

The Fed apparently endorsed this view in late March, when it again left interest rates unchanged. However, a change in the wording of its accompanying announcement suggested that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. It later was announced that GDP in the first quarter grew at an anemic 0.7% annualized rate, the slowest quarterly pace since the first quarter of 2003.

Stronger Second Quarter Growth Fueled Inflation Fears

Economic and inflation data remained mixed in April and May. On one hand, housing prices continued to slide and consumer sentiment deteriorated. On the other hand, a key measure of inflation, the core personal

consumption price index, rose by 2.2% in May before moderating in June. This was above the upper limit of Fed members' inflation tolerance, reinforcing investors' views that short-term interest rates were unlikely to fall anytime soon.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. In its statement following its June meeting, the Fed indicated that it was not yet convinced of the sustainability of low inflationary pressures, and high levels of resource utilization could lead to higher inflation in the future.

Unchanged Fed Policy Likely Over the Foreseeable Future

As we enter the second half of the year, the Fed and investors will be closely analyzing economic reports to discern if policy adjustments are warranted. Any significant spillover of weakness from housing into the employment picture could make an easing of monetary policy more likely in 2008, while an uptick in inflation could put pressure on the Fed to adjust interest rates upward. However, barring these developments, it could be some time before the Fed changes monetary policy, suggesting to us that money market yields are likely to remain in a relatively narrow trading range.

July 16, 2007

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Instruments, Inc. from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.76	$ 2.91
Ending value (after expenses)	$1,024.10	$1,023.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Money Market Series	Government Securities Series
Expenses paid per $1,000†	$ 2.76	$ 2.91
Ending value (after expenses)	$1,022.07	$1,021.92

† *Expenses are equal to the fund's annualized expense ratio of .55% for Money Market Series and .58% for Government Securities Series; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES
June 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit−20.9%	Principal Amount ($)	Value ($)
Allied Irish Banks N.A. Inc. (London) 5.30%, 8/23/07	20,000,000	20,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 5.31%, 10/12/07−11/7/07	35,000,000	35,000,000
Bayerische Landesbank (Yankee) 5.31%, 8/20/07	30,000,000	29,999,794
Credit Agricole (London) 5.34%, 11/1/07	25,000,000	24,997,143
Credit Suisse (USA) Inc. (Yankee) 5.31%, 10/10/07	25,000,000	25,000,000
Natexis Banques Populaires 5.31%, 7/3/07	25,000,000 [a]	24,996,303
Societe Generale (Yankee) 5.30%, 10/11/07	15,000,000	15,000,000
Total Negotiable Bank Certificates of Deposit (cost $174,993,240)		**174,993,240**

Commercial Paper−54.0%		
Abbey National North America LLC 5.31%, 7/2/07	30,000,000	29,995,573
ANZ National (International) Ltd. 5.34%, 11/13/07	25,000,000 [b]	24,511,562
ASB Finance Ltd. 5.31%, 8/17/07	20,000,000 [b]	19,863,178
Bank of Ireland 5.31%, 10/12/07	10,000,000 [b]	9,852,081
BASF AG 5.32%, 7/16/07	20,000,000	19,956,583
Bayerische Hypo-und Vereinsbank AG 5.31%, 11/9/07	20,000,000	19,623,739
BNP Paribas Finance Inc. 5.35%, 7/2/07	30,000,000	29,995,542
CC (USA) Inc. 5.31%, 11/9/07	25,000,000 [b]	24,529,674
CHARTA LLC 5.32%, 8/7/07	30,000,000 [b]	29,837,508
Citigroup Funding Inc. 5.32%, 8/29/07	25,000,000	24,785,306
CRC Funding LLC 5.32%, 8/9/07	30,000,000 [b]	29,828,725

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Danske Corp., Delaware		
5.30%, 11/9/07	20,000,000	19,624,467
FCAR Owner Trust, Ser. II		
5.31%, 10/22/07	25,000,000	24,594,299
Harrier Finance Funding Ltd.		
5.30%, 9/20/07	10,000,000 b	9,883,900
K2 (USA) LLC		
5.31%, 8/15/07	29,800,000 b	29,604,810
Prudential Funding LLC		
5.36%, 7/2/07	30,000,000 b	29,995,533
Rabobank USA Financial Corp.		
5.33%, 7/2/07	15,000,000	14,997,779
Raiffeisen Zentralbank Oesterreich		
5.33%, 7/30/07	13,000,000	12,945,440
Skandinaviska Enskilda Banken AB		
5.31%, 11/7/07	20,000,000	19,629,483
Westpac Capital Corp.		
5.31%, 11/5/07	30,000,000	29,453,371
Total Commercial Paper		
(cost $453,508,553)		**453,508,553**

Corporate Notes–7.7%		
Cullinan Finance Ltd.		
5.32%, 10/25/07	25,000,000 a,b	25,000,606
General Electric Capital Corp.		
5.28%, 7/25/07	25,000,000 a	25,000,000
Wells Fargo & Co.		
5.31%, 7/4/07	15,000,000 a	15,000,000
Total Corporate Notes		
(cost $65,000,606)		**65,000,606**

Time Deposits–10.8%		
Branch Banking & Trust Co. (Grand Cayman)		
5.28%, 7/2/07	30,000,000	30,000,000
Manufacturers & Traders Trust Company (Grand Cayman)		
5.38%, 7/2/07	30,000,000	30,000,000
Regions Bank (Grand Cayman)		
5.31%, 7/2/07	31,000,000	31,000,000
Total Time Deposits		
(cost $91,000,000)		**91,000,000**

Repurchase Agreements—7.2%	Principal Amount ($)	Value ($)
Deutsche Bank Securities		
5.35%, dated 6/29/07, due 7/2/07 in the amount of $30,013,375 (fully collateralized by $42,454,407 Federal Home Loan Mortgage Corp., Participation Certificates, 4%-6%, due 4/1/19-4/1/37, value $27,079,843 and $8,626,565 Federal National Mortgage Association, 5.159%, due 2/1/33 , value $3,520,157)	30,000,000	30,000,000
Merrill Lynch & Co. Inc.		
5.36%, dated 6/29/07, due 7/2/07 in the amount of $30,013,400 (fully collateralized by $31,655,000 Corporate Bonds, 5.59%-5.722%, due 6/20/31-9/24/36, value $30,903,970)	30,000,000	30,000,000
Total Repurchase Agreements (cost $60,000,000)		**60,000,000**
Total Investments (cost $844,502,399)	**100.6%**	**844,502,399**
Liabilities, Less Cash and Receivables	**(.6%)**	**(4,634,866)**
Net Assets	**100.0%**	**839,867,533**

a   *Variable rate security—interest rate subject to periodic change.*
b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $232,907,577 or 27.7% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	60.9	Finance	5.9
Asset-Backed/Structured		Insurance	3.6
Investment Vehicles	10.6	Asset Backed Single Seller	2.9
Repurchase Agreements	7.2	Chemicals-Fibers & Diversified	2.4
Asset-Backed/Multi-Seller Programs	7.1		**100.6**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

GOVERNMENT SECURITIES SERIES

June 30, 2007 (Unaudited)

Repurchase Agreements—100.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Banc of America Securities LLC dated 6/29/07, due 7/2/07 in the amount of $34,012,042 (fully collateralized by $34,783,000 U.S. Treasury Notes, 4%-4.625%, due 11/30/08-4/15/10, value $34,680,761)	4.25	34,000,000	34,000,000
Barclays Financial LLC dated 6/29/07, due 7/2/07 in the amount of $20,107,119 (fully collateralized by $20,580,000 U.S. Treasury Notes, 3%, due 11/15/07, value $20,502,794)	4.25	20,100,000	20,100,000
Bear Stearns Cos. Inc. dated 6/29/07, due 7/2/07 in the amount of $34,011,617 (fully collateralized by $25,550,000 U.S. Treasury Bonds, 8.75%, due 8/15/20, value $34,699,188)	4.10	34,000,000	34,000,000
Deutsche Bank Securities dated 6/29/07, due 7/2/07 in the amount of $34,012,467 (fully collateralized by $34,950,000 U.S. Treasury Notes, 3.75%-4.625%, due 5/15/08-8/31/11, value $34,680,694)	4.40	34,000,000	34,000,000
Greenwich Capital Markets dated 6/29/07, due 7/2/07 in the amount of $34,012,467 (fully collateralized by $35,438,000 U.S. Treasury Notes, 3.125%-3.375%, due 9/15/08-12/15/08, value $34,684,401)	4.40	34,000,000	34,000,000
HSBC USA Inc dated 6/29/07, due 7/2/07 in the amount of $34,011,900 (fully collateralized by $57,865,000 U.S. Treasury Strips, due 5/15/17, value $34,681,966)	4.20	34,000,000	34,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
J.P. Morgan Chase & Co. dated 6/29/07, due 7/2/07 in the amount of $34,012,042 (fully collateralized by $34,505,000 Treasury Inflation Protected Securities, 2.375%, due 1/15/17, value $34,682,062)	4.25	34,000,000	34,000,000
Merrill Lynch & Co. Inc. dated 6/29/07, due 7/2/07 in the amount of $23,007,283 (fully collateralized by $20,260,000 U.S. Treasury Bonds, 7.25%, due 5/15/16, value $23,461,191)	3.80	23,000,000	23,000,000
UBS Securities LLC dated 6/29/07, due 7/2/07 in the amount of $34,012,183 (fully collateralized by $107,730,000 U.S. Treasury Strips, due 2/15/29, value $34,680,442)	4.30	34,000,000	34,000,000
Total Investments (cost $281,100,000)		**100.3%**	**281,100,000**
Liabilities, Less Cash and Receivables		**(.3%)**	**(781,952)**
Net Assets		**100.0%**	**280,318,048**

Portfolio Summary (Unaudited)†

	Value (%)
Repurchase Agreements	**100.3**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities–See Statement of Investments (including repurchase agreements of $281,100,000 for the Government Securities Series)–Note 2(b)	844,502,399	281,100,000
Interest receivable	2,229,255	66,079
Prepaid expenses	64,315	39,346
	846,795,969	**281,205,425**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)	292,688	135,025
Cash overdraft due to Custodian	3,040,502	567,252
Payable for shares of Common Stock redeemed	3,118,649	44,841
Accrued expenses	476,597	140,259
	6,928,436	**887,377**
Net Assets ($)	**839,867,533**	**280,318,048**
Composition of Net Assets ($):		
Paid-in capital	839,883,001	280,318,048
Accumulated net realized gain (loss) on investments	(15,468)	–
Net Assets ($)	**839,867,533**	**280,318,048**

Net Asset Value Per Share

	Money Market Series	Government Securities Series
Net Assets ($)	839,867,533	280,318,048
Shares Outstanding	839,866,500	280,318,048
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**18,636,146**	**7,251,394**
Expenses—Note 2(c):		
Management fee—Note 3(a)	1,740,519	690,836
Shareholder servicing costs—Note 3(b)	494,018	196,593
Prospectus and shareholders' reports	60,194	17,366
Registration fees	53,842	25,688
Custodian fees	34,701	37,389
Professional fees	21,307	17,192
Directors' fees and expenses—Note 3(c)	13,618	6,179
Miscellaneous	8,881	6,654
Total Expenses	**2,427,080**	**997,897**
Less—reduction in management fee due to undertakings—Note 3(a)	(512,510)	(196,528)
Less—reduction in custody fees due to earnings credits—Note 2(b)	(2,652)	(2,084)
Net Expenses	**1,911,918**	**799,285**
Investment Income—Net	**16,724,228**	**6,452,109**
Net Realized Gain (Loss) on Investments—Note 2(b) ($)	**1,613**	**–**
Net Increase in Net Assets Resulting from Operations	**16,725,841**	**6,452,109**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Money Market Series		Government Securities Series	
	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):				
Investment income–net	16,724,228	24,928,501	6,452,109	11,395,935
Net realized gain (loss) on investments	1,613	6,701	–	16
Net Increase (Decrease) in Net Assets Resulting from Operations	**16,725,841**	**24,935,202**	**6,452,109**	**11,395,951**
Dividends to Shareholders from ($):				
Investment income–net	**(16,724,228)**	**(24,928,501)**	**(6,452,109)**	**(11,395,935)**
Capital Stock Transactions ($1.00 per share):				
Net proceeds from shares sold	421,262,778	710,837,099	188,613,264	307,757,748
Dividends reinvested	675,359	2,427,350	3,236,253	4,657,049
Cost of shares redeemed	(192,243,849)	(444,358,606)	(179,087,593)	(303,887,865)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**229,694,288**	**268,905,843**	**12,761,924**	**8,526,932**
Total Increase (Decrease) in Net Assets	**229,695,901**	**268,912,544**	**12,761,924**	**8,526,948**
Net Assets ($):				
Beginning of Period	610,171,632	341,259,088	267,556,124	259,029,176
End of Period	**839,867,533**	**610,171,632**	**280,318,048**	**267,556,124**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.024	.045	.026	.007	.005	.013
Distributions:						
Dividends from investment income—net	(.024)	(.045)	(.026)	(.007)	(.005)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.86[a]	4.61	2.65	.66	.48	1.30
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.70[a]	.74	.79	.75	.79	.75
Ratio of net expenses to average net assets	.55[a]	.55	.63	.75	.79	.75
Ratio of net investment income to average net assets	4.80[a]	4.57	2.62	.65	.48	1.29
Net Assets, end of period ($ x 1,000)	839,868	610,172	341,259	323,289	271,012	243,567

[a] Annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.023	.043	.025	.006	.005	.013
Distributions:						
Dividends from investment income−net	(.023)	(.043)	(.025)	(.006)	(.005)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.70[a]	4.43	2.48	.57	.46	1.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.72[a]	.74	.73	.73	.72	.69
Ratio of net expenses to average net assets	.58[a]	.58	.63	.73	.72	.69
Ratio of net investment income to average net assets	4.67[a]	4.35	2.44	.56	.46	1.26
Net Assets, end of period ($ x 1,000)	280,318	267,556	259,029	269,108	285,688	318,633

[a] Annualized.

See notes to financial statements.

NOTE 1—General:

Dreyfus Money Market Instruments, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two series: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The fund is authorized to issue 5 billion shares of $.001 par value Common Stock for the Money Market Series and 10 billion shares of $.001 par value Common Stock for the Government Securities Series.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the

seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gain of either series can be reduced by a capital loss carryover of that series, such gain will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a separate entity for the purposes of determining such qualification.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

Money Market Series' has an unused capital loss carryover of $17,081 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $1,158 of the carryover expires in fiscal 2007, $9,973 expires in fiscal 2008 and $5,950 expires in fiscal 2010.

The tax character of distributions for Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2006 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2007, the cost of investments of each series for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee for each series is computed at the annual rate of .50% of

the value of the average daily net assets of each series and is payable monthly. The Manager had undertaken from January 1, 2007 through June 30, 2007, to reduce the management fee paid by each series, if the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .55% for Money Market Series and .58% for Government Securities Series of the value of each series' average daily net assets. The reduction in management fee, for Money Market Series pursuant to the undertaking, amounted to $512,510 during the period ended June 30, 2007. The reduction in management fee, for Government Securities Series pursuant to the undertaking, amounted to $196,528 during the period ended June 30, 2007.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2007, the Money Market Series and the Government Securities Series were charged $143,146 and $79,430, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the Money Market Series and the Government Securities Series, were charged $14,040 and $29,475, respectively, pursuant to the transfer agency agreement.

During the period ended June 30, 2007, each series was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for the Money Market Series consist of: management fees $333,391, chief compliance officer fees $1,205, custodian fees $33,951 and transfer agency per account fees $4,800, which are offset against an expense reimbursement currently in effect in the amount of $80,659.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities for the Government Securities Series consist of: management fees $119,233, chief compliance officer fees $1,205, custodian fees $31,569 and transfer agency per account fees $10,000, which are offset against an expense reimbursement currently in effect in the amount of $26,982.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

Money Market Series

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return equaled exceeded the median of its Performance Group for the one-, three-, five- and ten year periods ended December 31, 2006. respectively.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting that the fund's actual management fee was lower than the median of the Expense Group.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed dif-

ferences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a fund having achieved a substantial size. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management

Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Government Securities Series

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper

classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the fund's average annual total return ranked in the first quintile of its Performance Group for the one-, three, five and ten year periods ended December 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's actual management fee and total expenses ranked in the first quintile of the Expense Group (the first quintile represents the lowest fees).

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which

economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a fund having achieved a substantial size and increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus
Money Market
Instruments, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Government Securities Series: DMMXX   Money Market Series: DMIXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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